                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            FIRST COASTAL CORPORATION
 ................................................................................
                                (Name of Issuer)

                          Common Stock, $1.00 par value
 ................................................................................
                         (Title of Class of Securities)

                                  319699203000
                         . . . . . . . . . . . . . . . .
                                 (CUSIP Number)

                                David M.W. Harvey
                             Everest Advisors, Inc.
                           100 Hudson Street, Suite 3D
                            New York, New York 10013
                                 (212) 219-3310
                        . . . . . . . . . . . . . . . . .
         (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 28, 1996
                        . . . . . . . . . . . . . . . . .
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No.  319699203000              13D                      Page 2 of 11 Pages
- ------------------------                                 -----------------------


 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 Everest Partners, L.P. (I.R.S. Identification #13-3749603)
- --------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) / /
- --------------------------------------------------------------------------------
 3      SEC USE ONLY

- --------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*  WC (of Everest Partners, L.P.)
- --------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                                / /
- --------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION
                 Everest Partners, L.P.  (organized under New York law)
- --------------------------------------------------------------------------------
                             7      SOLE VOTING POWER                    53,000*
     NUMBER OF             -----------------------------------------------------
       SHARES                8      SHARED VOTING POWER                   -0-*
    BENEFICIALLY           -----------------------------------------------------
      OWNED BY               9      SOLE DISPOSITIVE POWER              53,000*
        EACH               -----------------------------------------------------
     REPORTING              10      SHARED DISPOSITIVE POWER              -0-*
    PERSON WITH
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Everest Partners, L.P. is the sole owner of the 53,000 shares reported pursuant to this Schedule 13D*
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /
- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 8.83%

- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
                 Everest Partners, L.P.                                      PN
- --------------------------------------------------------------------------------

* See Item 5 of this Schedule 13D. Everest Advisors, Inc. and David M.W. Harvey disclaim direct and indirect beneficial ownership of the shares reported pursuant to this Schedule 13D.

CUSIP No. 319699203000                  13D                  Page 3 of 11 Pages
- -----------------------                                ------------------------


- --------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Everest Advisors, Inc  (I.R.S. Identification #13-3743178)
- --------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) / /
- --------------------------------------------------------------------------------
    3      SEC USE ONLY

- --------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*  WC (of Everest Partners, L.P.)
- --------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                              / /
- --------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Everest Advisors, Inc. (organized under New York law)
- --------------------------------------------------------------------------------

                                7      SOLE VOTING POWER             53,000*
        NUMBER OF             --------------------------------------------------
          SHARES                8      SHARED VOTING POWER              -0-*
       BENEFICIALLY           --------------------------------------------------
         OWNED BY               9      SOLE DISPOSITIVE POWER        53,000*
           EACH               --------------------------------------------------
        REPORTING              10      SHARED DISPOSITIVE POWER         -0-*
       PERSON WITH

- --------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Everest Partners, L.P. is the sole owner of the 53,000 shares reported pursuant to this Schedule 13D*. Everest Advisors, Inc. disclaims beneficial ownership of the shares reported pursuant to this Schedule 13D.
- --------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/
- --------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                0%
- --------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
                    Everest Advisors, Inc.                                   CO
- --------------------------------------------------------------------------------

* See Item 5 of this Schedule 13D. Everest Advisors, Inc. and David M.W. Harvey disclaim direct and indirect beneficial ownership of the shares reported pursuant to this Schedule 13D.

CUSIP No. 319699203000                13D                     Page 4 of 11 Pages
- -----------------------                                -------------------------


- --------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    David M.W. Harvey
- --------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                        (b) / /
- --------------------------------------------------------------------------------
    3      SEC USE ONLY

- --------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*  WC (of Everest Partners, L.P.)
- --------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                             / /
- --------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    David M.W. Harvey          U.S.A.
- --------------------------------------------------------------------------------
                                7      SOLE VOTING POWER            53,000*
        NUMBER OF             --------------------------------------------------
          SHARES                8      SHARED VOTING POWER             -0-*
       BENEFICIALLY           --------------------------------------------------
         OWNED BY               9      SOLE DISPOSITIVE POWER       53,000*
           EACH               --------------------------------------------------
        REPORTING              10      SHARED DISPOSITIVE POWER        -0-*
       PERSON WITH
- --------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Everest Partners, L.P. is the sole owner of the 53,000 shares reported pursuant to this Schedule 13D*. Mr. David M.W. Harvey disclaims beneficial ownership of the shares reported pursuant to this Schedule 13D.
- --------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           /X/
- --------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 0%
- --------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
                    David M.W. Harvey                                         IN
- --------------------------------------------------------------------------------

* See Item 5 of this Schedule 13D. Everest Advisors, Inc. and David M.W. Harvey disclaim direct and indirect beneficial ownership of the shares reported pursuant to this Schedule 13D.

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ITEM 1            SECURITY AND ISSUER

         The equity security to which this Schedule 13D relates is the common stock, par value $1.00 per share (the "Stock"), of First Coastal Corporation, a bank holding company chartered under Delaware law (the "Company"). The address of the Company's principal executive offices is 36 Thomas Drive, Westbrook, Maine 04092.

ITEM 2            IDENTITY AND BACKGROUND

         (a) - (c) This statement is being filed by Everest Partners, L.P., a New York limited partnership ("Everest"). The address of Everest's principal executive offices is 100 Hudson Street, Suite 3D, New York, New York 10013. Everest is a private investment fund that invests principally in equity securities of smaller capitalization banks, thrifts, and their holding companies.

         (a) - (c) This statement is also being filed by Everest Advisors, Inc., a New York corporation and sole general partner of Everest ("Advisors"). The address of Advisor's principal executive offices is 100 Hudson Street, Suite 3D, New York, New York 10013. The principal business of Advisors is providing portfolio management and administrative service to Everest. Under the Second Restated Agreement of Limited Partnership (the "Partnership Agreement") of Everest, Advisors may receive a quarterly management fee calculated as a percentage of Everest's net assets and an annual incentive fee calculated as a percentage of the increase in Everest's net assets. Advisors does not own directly or indirectly any Stock for its own account, has no interest in dividends or proceeds of sale of the Stock (except for any indirect interest it may be deemed to have as a result of its right to receive a quarterly management fee and an annual incentive fee), and disclaims beneficial ownership of such Stock.

         (a) - (c) This statement is also being filed by David M.W. Harvey, the sole shareholder, sole director, President and Secretary of Advisors, and, under the Partnership Agreement, the Portfolio Manager of Everest. Mr. Harvey's business address is 100 Hudson Street, Suite 3D, New York, New York 10013, and his principal occupation consists of acting as Portfolio Manager for Everest. In the foregoing capacities, Mr. Harvey exercises voting control and dispositive power over the securities reported in this Schedule 13D. Under the Partnership Agreement, the Portfolio Manager appointed by Advisors has authority to supervise and coordinate the investment decisions of Everest, subject to the investment policies and strategies established by Advisors. Additionally, through a limited partnership interest in Everest held in a retirement account maintained on Mr. Harvey's behalf, he may be deemed also to have an indirect beneficial interest in the Stock. Under the Partnership Agreement, no limited partner has the right or authority to act for or to bind Everest. Mr. Harvey does not own directly or indirectly any Stock for his own account, has no interest in dividends or proceeds of sale of the Stock, and disclaims beneficial ownership of such Stock.

         (d) and (e) During the last five years, none of Everest, Advisors, or Mr. Harvey has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

         (f)  Mr. Harvey is a citizen of the United States of America.

ITEM 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The 53,000 shares of Stock owned by Everest were acquired with working capital funds of approximately $225,487.50 (including broker's service fees).

ITEM 4            PURPOSE OF TRANSACTION

         (a) The Stock that is the subject of this Schedule 13D was acquired by Everest for the purpose of investment, consistent with Everest's investment policies and strategies. Depending upon Everest's investment strategies, its need for or availability of funds, the price of the Stock, and other considerations, Everest may acquire additional shares of Stock or dispose of some or all of the Stock from time to time. Except for such possible future acquisitions or dispositions of Stock, none of Everest, Advisors, or Mr. Harvey currently has any plans or proposals concerning transactions in the Stock or concerning the corporate affairs or transactions of the Company.

         (b) Based on the Company's Proxy Statement dated May 7, 1996, Everest's ability to acquire additional shares of Stock could be limited if an amendment (the "Amendment") to the Company's Restated Certificate of Incorporation proposed for adoption at the Company's June 11, 1996 Annual Meeting of Stockholders (the "Annual Meeting") is adopted in substantially the form proposed. Everest was not a holder of record of the Stock as of the record date for the Annual Meeting, and accordingly will not be entitled to vote on matters considered at that meeting.

         According to the Company's April 18, 1996 Form S-2 Registration Statement (the "Registration Statement") filed with the Securities and Exchange Commission, the Company is currently undertaking on a best efforts basis the offer and sale of up to approximately 750,000 additional shares of Stock (the "Offering"). According to the Registration Statement, the Offering includes issuance to holders of Stock, as of a record date not (to the best of Everest's knowledge) yet determined, the nontransferable right (the "Rights") to acquire additional shares of Stock. Therefore, if the Offering is successfully completed and all such shares are sold, Everest believes that its 53,000 shares would represent approximately 3.92% of the total issued and outstanding Stock on a pro forma basis. When the record date for determination of shareholders who shall receive Rights is established by the Company, Everest expects that it will receive Rights on the same basis as other stockholders as of the record date. If the Rights were distributed to shareholders of the Company on a pro rata basis, and if all 750,000 shares of Stock offered for sale pursuant to the Offering could be acquired by exercise of Rights, Everest believes that it would receive Rights to acquire a maximum of approximately 66,210 shares, exercisable at a price not (to the best of Everest's knowledge) yet determined and for a period also not (to the best of Everest's knowledge) yet determined. However, Everest expects that the terms of the Offering will provide that a certain number of the total 750,000 shares will be reserved for purchase by certain standby purchasers other than shareholders of the Company, and that existing shareholders of the Company will therefore not necessarily be able to maintain their existing percentage share ownership by exercise of Rights.

         If and when the Rights are distributed pursuant to the Offering, Everest will evaluate whether and to what extent to exercise any Rights it receives, which evaluation will be based upon Everest's investment strategies, its need for or availability of funds, the price of the Stock, and other considerations.

         The pendency of the Amendment and the Offering will potentially affect Everest's percentage ownership and rights to acquire additional shares of Stock. The following discussion summarizing certain of these effects is derived entirely from the Company's Proxy Statement dated May 7, 1996.

                  "The proposed amendment, in the form of a new Subsection 1 of
         Article 10 of the Restated Certificate of Incorporation, provides that unless otherwise approved by the Company's Board of Directors, no person shall become or make an offer to become the beneficial owner of five percent or more of the Company's voting stock (a "prohibited 5% owner") for three years from the effective date of the proposed amendment. A person who is the beneficial owner of five percent or more of the Company's outstanding voting stock on the effective date of the proposed amendment (an "existing 5% owner") will not be deemed in violation of the provision; PROVIDED, HOWEVER, that if after the effective date, any existing 5% owner shall become or make an offer to become the beneficial owner of any additional shares of the Company's voting stock, then such person will be deemed to be a prohibited 5% owner if, following the acquisition of such additional shares, such existing 5% owner is or will be the beneficial owner of five percent or more of the Company's voting stock. Such proposed amendment further provides that no person will become a prohibited 5% owner as a result of an acquisition of shares of voting stock by the Company which, by reducing the number of shares of the Company's voting stock outstanding, increases the proportionate number of shares of voting stock beneficially owned by such person to five percent or more of the shares of the Company's voting stock then outstanding; PROVIDED, HOWEVER, that if a person becomes a beneficial owner of five percent or more of the Company's voting stock then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the beneficial owner of any additional shares of the Company's voting stock, then such person will be deemed to be a prohibited 5% owner if such person is then the beneficial owner of five percent or more of the voting stock then outstanding. The effective date of the amendment will be the date on which the amendment is filed with the Secretary of State of Delaware, assuming the amendment is approved by the Company's stockholders.

                  In the event that any person becomes a prohibited 5% owner in violation of the proposed amendment, such number of the shares of voting stock of which such person is the beneficial owner, in excess of the number of shares of voting stock of which such person might be the beneficial owner without becoming a prohibited 5% owner, will be considered from and after the date such person becomes a prohibited 5% owner to be "excess shares" for purposes of the proposed amendment. Such excess shares will thereafter no longer (i) be entitled to vote on any matter, (ii) be entitled to take other stockholder action, (iii) be entitled to be counted in determining the total number of outstanding shares for purposes of any matter involving stockholder action, or (iv) be transferable, except with the approval of the Company's Board of Directors or by an independent trustee appointed by the Company's Board of Directors for the purpose of having such excess shares sold on the open market or otherwise. The proceeds from the sale by the trustee of such excess shares shall be paid (i) first, to the trustee in an amount equal to the trustee's reasonable fees and expenses, (ii) second, to the beneficial owner of such excess shares in an amount up to such owner's federal income tax basis in such excess shares, and (iii) third, to the Company as to any remaining balance.

                  Finally, the proposed amendment provides that if the Company's Board of Directors determines in good faith that a person who would otherwise be a prohibited 5% owner has inadvertently become a prohibited 5% owner and such person ceases to be the beneficial owner and disposes of a sufficient number of shares of the Company's voting stock within the time fixed by the Company's Board of Directors incident to the foregoing determination, so that such person would no longer be a prohibited 5% owner, pending and upon such disposition of shares of voting stock, such person will not be deemed a prohibited 5% owner for purposes of the proposed amendment unless and until such person subsequently becomes a prohibited 5% owner.

                  If the proposed amendment is approved by the requisite vote of the Company's stockholders at the Annual Meeting, it will be effective prior to the consummation of the Offering and will apply to purchases of shares of Common Stock in the Offering. In connection with the approval of the proposed amendment, the Board of Directors of the Company has approved the acquisition of shares in the Offering by stockholders of the Company holding five percent or more of the Company's voting stock on the effective date up to such number of shares as would cause any such stockholder to maintain his or her pre-Offering percentage ownership interest in the Company following the Offering. The Company does not anticipate accepting any other proposed purchases with respect to five percent or more of the Common Stock in the Offering, but reserves the right to do so. The effectiveness of the proposed amendment is not conditioned upon the consummation of the Offering and assuming the amendment is approved by the Company's stockholders, the amendment will be filed with the Secretary of State of Delaware even if the Company decides not to proceed with the Offering or the Offering is otherwise not completed."

ITEM 5            INTEREST IN SECURITIES OF THE ISSUER

         (a) According to the Form 10-Q Quarterly Report filed by the Company with the Securities and Exchange Commission for the quarter ended March 31, 1996, the Company had 600,361 shares of Stock issued and outstanding. Accordingly, the 53,000 shares owned by Everest represent approximately 8.83 percent (8.83%) of the Company's issued and outstanding shares as of March 31, 1996.

         Because of the Offering (See paragraph (b) of Item 4 of this Schedule
13D), Everest may be deemed also to own beneficially shares it will have the right to acquire as a recipient of Rights. Everest has not determined whether it will exercise any Rights it may receive in connection with the Offering. To the best of Everest's information and belief, and based entirely on information contained in the Company's Registration Statement and its Proxy Statement dated May 7, 1996, each as filed with the Securities and Exchange Commission, Everest expects that it will receive in connection with the Offering Rights to acquire a maximum of approximately 66,210 shares of Stock. The discussion contained in paragraph (b) of Item 4 of this Schedule 13D is incorporated herein by this reference.

         Each of Everest in its capacity as a limited partnership and as the owner of the Stock, Advisors in its capacity as General Partner of Everest, and Mr. Harvey in his capacity as controlling person of Advisors and Portfolio Manager of Everest may be deemed under Securities and Exchange Commission Rule 13d-3 to be the beneficial owner of the Stock reported pursuant to this Schedule 13D.

         (b) As General Partner, Advisors has the sole power under Everest's Partnership Agreement to vote or direct the voting of the Stock as of any record date subsequent to Everest's purchases on May 28 and May 30, 1996, and the sole power to dispose or to direct the disposition of the Stock. According to the Company's May 7, 1996 Proxy Statement, the record date for the Annual Meeting is May 2, 1996. Therefore, Everest will not be entitled to vote at such Annual Meeting. The General Partner's power to vote or to direct the vote and dispose or direct the disposition of the Stock and other securities held in Everest's portfolio has been delegated in accordance with the Partnership Agreement to the Portfolio Manager. Because Mr. David M.W. Harvey is the Portfolio Manager and the controlling person of Advisors, Mr. Harvey may be deemed to have the indirect power to vote or direct the vote and to dispose or direct the disposition of the Stock that is the subject of this Schedule 13D. Each of Mr. Harvey and Advisors disclaims beneficial ownership of shares of Stock of the Company.

         (c) The 53,000 shares of Stock owned by Everest were acquired by it in two separate transactions: (i) an acquisition of 50,000 shares on May 28, 1996 at the price of $4.25 per share and (ii) an acquisition of 3,000 shares on May 30, 1996 at the price of $4.3125 per share. Both such transactions were effected through one or more brokers in the over-the-counter market.

         (d) No person other than Everest has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the Stock that is the subject of this Schedule 13D.

         (e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth herein, none of Everest, Advisors, or Mr. Harvey has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Company, including but not limited to transfer or voting of any of the shares of Stock that are the subject of this Schedule 13D, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. The shares of Stock that are the subject of this Schedule 13D were not acquired on margin. Nevertheless, all assets of Everest in its brokerage account are pledged to Everest's broker to secure performance by Everest of any obligations that may arise under the brokerage account agreement. Except as may be disclosed herein, none of such shares is subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

ITEM 7            MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Joint Filing Agreement

                                    SIGNATURE
                                  ------------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   EVEREST PARTNERS, L.P.


                                   By:      Everest Advisors, Inc.
                                            a New York corporation
                                            its General Partner

                                            By:      David M.W. Harvey
                                                     President and Secretary


                                                     /s/ DAVID M.W. HARVEY
                                                     ---------------------





Dated:  June 6, 1996

                                    SIGNATURE
                                  ------------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        EVEREST ADVISORS, INC.


                                        By:      David M.W. Harvey
                                                 President and Secretary


                                                 /s/ DAVID M.W. HARVEY
                                                 ---------------------





Dated:  June 6, 1996

                                    SIGNATURE
                                  ------------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  /s/ DAVID M.W. HARVEY
                                                  ---------------------
                                                  David M.W. Harvey





Dated:  June 6, 1996